Exhibit 12.1
SCYNEXIS, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands, except ratios)
Our earnings were insufficient to cover fixed charges for the nine months ended September 30, 2016, and the years ended December 31, 2015, 2014, 2013 and 2012. The following tables set forth our deficiency of earnings to cover (i) fixed charges, and (ii) combined fixed charges and preferred stock dividends and accretion, for the nine months ended September 30, 2016, and the years ended December 31, 2015, 2014, 2013 and 2012.

Computation of Ratio of Earnings to Fixed Charges

	Nine Months Ended September 30,	Year Ended December 31,
	2016	2015	2014	2013	2012
Fixed charges:
Amortization of deferred financing costs and debt discount (1)	$—	$—	$755	$3,485	$2,918
Loss on extinguishment of debt (2)	—	—	1,389	—	—
Interest expense for beneficial conversion feature (3)	—	—	—	10,802	—
Interest expense — related party (4)	—	—	—	892	747
Interest expense (5)	—	—	48	192	225
Interest component of rental expense (6)	10	200	404	463	516
Total fixed charges	$10	$200	$2,596	$15,834	$4,406

Earnings:
Loss from continuing operations before taxes	$(15,312)	$(28,338)	$(6,769)	$(31,906)	$(17,362)
Fixed charges	10	200	2,596	15,834	4,406
Earnings	$(15,302)	$(28,138)	$(4,173)	$(16,072)	$(12,956)

Ratio of earnings to fixed charges	—	—	—	—	—
Deficiency of earnings available to cover fixed charges	$(15,312)	$(28,338)	$(6,769)	$(31,906)	$(17,362)

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends and Accretion

	Nine Months Ended September 30,	Year Ended December 31,
	2016	2015	2014	2013	2012
Fixed charges:
Amortization of deferred financing costs and debt discount (1)	$—	$—	$755	$3,485	$2,918
Loss on extinguishment of debt (2)	—	—	1,389	—	—
Interest expense for beneficial conversion feature (3)	—	—	—	10,802	—
Interest expense — related party (4)	—	—	—	892	747
Interest expense (5)	—	—	48	192	225
Interest component of rental expense (6)	10	200	404	463	516
Deemed dividend for beneficial conversion feature on Series D-2 preferred stock (7)	—	—	909	4,232	—
Deemed dividend for antidilution adjustments to convertible preferred stock (8)	—	—	214	6,402	—
Accretion of convertible preferred stock (9)	—	—	510	5,714	—
Total fixed charges	$10	$200	$4,229	$32,182	$4,406

Earnings:
Loss from continuing operations before taxes	(15,312)	$(28,338)	$(6,769)	$(31,906)	$(17,362)
Fixed charges	10	200	4,229	32,182	4,406
Earnings	$(15,302)	$(28,138)	$(2,540)	$276	$(12,956)

Ratio of earnings to fixed charges	—	—	—	0.01	—
Deficiency of earnings available to cover fixed charges	(15,312)	$(28,338)	$(6,769)	$—	$(17,362)

1.
In April 2010, we entered into a $15.0 million credit facility agreement with HSBC Bank USA, National Association, or HSBC, which we refer to as the 2010 Credit Agreement. This 2010 Credit Agreement was guaranteed by a related party. We concluded that the guarantee represented a deemed contribution and recognized the value of the guarantee as deferred financing costs. The value of the guarantee was determined based on the difference between the 2010 Credit Agreement’s stated interest rate and the interest rate that would apply if there had been no guarantee from the related party. The value was determined to be $6.3 million at the time the 2010 Credit Agreement was established and was amortized over the life of the 2010 Credit Agreement. On March 8, 2013, the 2010 Credit Agreement and related party guarantee were extended through 2014, under an amendment referred to as the 2013 Credit Agreement. At the time of the extension, we concluded that the value of the new guarantee was $3.9 million. This amount was recorded as deferred financing costs and was being amortized through the year 2014.

2.
Upon completion of our IPO on May 7, 2014, the entire outstanding balance of the 2013 Credit Agreement, amounting to $15.0 million plus accrued interest, was paid in full using the proceeds from the IPO. We recorded a loss on the extinguishment of debt of $1.4 million in the three month period ended June 30, 2014, as the remaining deferred financing costs associated with the 2013 Credit Agreement were written off. We had no outstanding debt as of December 31, 2014.

3.
From December 2011 through June 2013, we issued convertible promissory notes totaling $12.3 million to related parties. These notes accrued interest at a rate of 8% per year. The purchasers of the convertible notes also received warrants to purchase common stock. The promissory notes, and accrued interest, were converted into preferred stock in December 2013. In connection with the conversion, the original conversion price on the promissory notes was reduced from$4.3125 to $1.40, and as a result, we recorded additional interest expense of $10.8 million in December 2013 as a result of the beneficial conversion for the antidilution adjustment on the Series D-1 convertible preferred stock and the Series D-2 convertible preferred stock. The warrant fair values were accounted for as a debt discount and amortized over the stated term of the convertibles notes. We concluded that the warrants qualified as a derivative liability and the fair value of the warrants should be adjusted at each reporting period. The amortization of the debt discount was recorded in amortization of deferred financing costs and debt discount and the change in the derivative liability was recorded in derivative fair value adjustment.

4.	Interest on related party convertible debt, as described above in footnote 3.

5.	Interest on outstanding balances under our 2010 Credit Agreement and 2013 Credit Agreement, as described above in footnote 1.

6.
The interest component of rental expense relates to our primary facility leases over the periods presented, including our facility lease in Durham, North Carolina during 2012, 2013, 2014, a portion of 2015 (until July 2015, when the Durham facility lease was assumed by Accuratus Laboratory Services, Inc.), and our facility lease in Jersey City, New Jersey during a portion of 2015 (since the lease inception in August 2015) and the nine month period ended September 30, 2016.

7.
In December, 2013, we sold shares of Series D-2 Convertible Preferred Stock and determined that the sale resulted in a beneficial conversion feature with an intrinsic value of $4,232, which we recorded as a reduction to additional paid-in capital upon the sale of the Series D-2 Preferred. In January, 2014, we sold additional shares of Series D-2 Preferred and determined that the sale of the Series D-2 Preferred resulted in a beneficial conversion feature with an intrinsic value of $909.

8.
In conjunction with the sale of Series D-2 Convertible Preferred Stock in December 2013, we recorded a deemed dividend as a reduction to additional paid-in capital of $6,402 as a result of the beneficial conversion for the antidilution adjustment on the outstanding shares of Series B Preferred, Series C Preferred, and Series C-2 Preferred. In conjunction with the sale of additional Series D-2 Preferred in January 2014, we recorded another deemed dividend as a reduction to additional paid-in capital of $214 as a result of the beneficial conversion for the antidilution adjustment on the outstanding shares of Series B Preferred, Series C Preferred, and Series C-2 Preferred.

9.	Relates to the accretion to liquidation value of each convertible preferred stock issuance.